FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2012

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Enersis S.A.

Registration in Securities Register N°175

Santiago, July 30, 2012

Ger. Gen. No.95/2012

Mr.

Fernando Coloma Correa

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

1449 Alameda Bernardo O´Higgins Avenue

Present

Ref: Response to Official Letter No. 18,306 dated July 27, 2012

To whom it may concern,

With respect to the refered Official Letter, and representing Enersis S.A. (the “Company”), I am responding Official Letter No. 18,306 dated July 27, 2012, which requests complementing our Significant Event dated July 25, 2012 in terms of the proposed capital increase of the Company, particularly with respect to information that had been given by the Chief Financial Officer of the Company in a conference call with market agents held on July 26, 2012.

Also, complementing this response, we include a copy of the powerpoint presentation prepared by the Company and posted on the website of Enersis S.A.: www.enersis.cl, which contains aspects discussed during the mentioned conference call. Such powerpoint includes information about the capital increase defined by Endesa, S.A. (Endesa Spain) and that will be voted by the Company’s shareholders at the Extraordinary Shareholders’ Meeting to be held on September 13, 2012.

With respect to the information requested in your Official Letter, I inform the following:

1.      Use of proceeds:

The potencial transactions that were mentioned, subject to the approval of the Company´s Board of Directors, may be segmented in three groups: (a) purchase of minority interests in subidiaries of Enersis S.A., (b) greenfield project developments, and (c) merger and acquisition opportunities.

a)      Purchase of minority interests in subidiaries of Enersis S.A: approximately US$3,000/4,000 million.

Company	Country	Share to purchase	Investment Million US$
Endesa Brasil	Brazil	4.20%
Coelce	Brazil	41.10%
Endesa Chile (1)	Chile	5.00%
Chilectra	Chile	0.9%
Pehuenche	Chile	7.30%
Emgesa	Colombia	51.50%
Codensa	Colombia	51.50%
Edegel	Peru	37.5%
Edelnor	Peru	24.30%
Total investment			3,000 - 4,000

(1)      Enersis currently has a 60.0% ownership share of Endesa Chile.

The by-laws of Endesa Chile do not allow ownership to exceed 65%.

b.      Greenfield Project development: The total pipeline of projects currently in process of evaluation amount to approximately 11,400 MW, which would involve an investment that exceeds the US$ 7,000-9,000 million referred to during the conference call. Detail of projects for approximately 5,200 MW is included below.

Country	Project	MW	Technology
Brazil		1,060
	Carnaúba	350	Thermal
	Jamanxim/Cachoeira dos patos	528	Hydroelectric
	Paraíba do Sul	182	Mini hydro
Chile		3,154
	Los Cóndores	150	Hydroelectric
	Punta Alcalde	370	Steam Coal
	Conversion to CCGT Taltal and Quintero	240	Thermal
	Renaico, Lebu	288	Wind farm
	Neltume	490	Hydroelectric
	Choshuenco	135	Hydroelectric
	HidroAysén	1,403	Hydroelectric
	El Bardón, Chillán, Piruquina,Huechún	78	Mini hydro
Colombia		623
	Guaicaramo	467	Hydroelectric
	Sumapaz	156	Hydroelectric
Peru		368
	Curibamba	188	Hydroelectric
	Yacila,Nazca	160	Wind farm
	Milloc	20	Mini hydro

Total MW		5,205

c.       Mergers and acquisitions. There are opportunities in the market that significantly exceed the US$ 6,000/7,000 million mentioned, that are currently being evaluated.

The US$16,000/20,000 million informed in the conference call would result from adding all the potential growth alternatives just mentioned, assuming they would be performed simultaneously.  As has been pointed out, such alternatives must be analyzed by the Company and would be subject to Board approval.

It should be noted that, if the capital increase operation is successful, the additional cash flow could reach a maximum of US$3,158 million, representing only approximately between 16% and 20% of the total opportunities that Enersis and its subsidiaries face, which would allow Enersis to choose among the different investment opportunities described.

2.      Endesa, S.A. vote:

Regarding the vote of Endesa, S.A., any questions should be sent directly to such controlling company, considering it is exclusive authority of the corporate bodies of such company.

3.      Share price

With respect to the price at which assets will be valued by the Company and also the price at which shares will be subscribed, they must be decided at the Company´s Shareholders Meeting to be held on September 13, 2012.

Also, in order to provide greater clarity to the operation, a letter received from Endesa Spain addressed to the President of Enersis S.A. is attached, which indicates that the capital increase will allow concentrating in Enersis all the assets of Endesa Spain in Latin America within Enersis, transforming it into the sole investment vehicle in the region, and also endowing it with the resources for an expansion plan in Latin America.

Sincerely yours,

Ignacio Antoñanzas Alvear

Enersis S.A.

Mr.

Pablo Yrarrazaval V.

Chairman of Enersis S.A.

Madrid, July 30, 2012

Dear Mr. Chairman,

In the light of the concerns that have arisen regarding the announcement of the Extraordinary Shareholders’ Meeting of Enersis S.A, to be held on September 13, 2012 in order to vote, among other issues, on the capital increase presented by our subsidiary Endesa Latinoamérica S.A. (“Endesa Spain”), to that Board of Directors (“the Operation”), we would like to make the following disclosure:

1.    In the opinion of this company, the capital increase – if approved by its Extraordinary Shareholders’ Meeting- allows concentrating all Endesa Spain assets in South America in Enersis S.A., and provide it with the necessary resources to carry out an accelerated expansion process in Latin America, transforming Enersis in the sole investment vehicle of such Group in that region, confirming our confidence in the Republic of Chile, as our operations center for Latin America, and in the institutions of such country.

2.    With such purpose, Endesa Spain considers appropriate to propose that – subject to the decisions adopted by the respective corporate bodies of Enersis S.A.- the proceeds obtained through the capital increase be used by Enersis S.A. to develop projects in Latin America, which may primarily be: i) purchase of minority interests in subsidiaries of Enersis S.A.; ii) develop new greenfield projects and iii) potential acquisitions of companies.

3.    Therefore, contrary to what has been published by some press, the Operation has not been proposed as a means to obtain funds for immediate distribution by Enersis S.A. to shareholders, as dividends or as return of capital contributions to the shareholders, but as a mean to develop the plans mentioned above.

4.    Finally, Endesa Spain considers that the Operation has not the purpose of changing the current corporate ownership structure of Enersis S.A.

Sincerely,

Endesa, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: July, 2012